0-27948

P.E. 2-28-02

02026388

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, **2002**

Liquidation World Inc.
(Translation of registrant's name into English)

3900 - 29th Street N.E., Calgary, Alberta, T1Y 6B6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No ✓

BM

LIQUIDATION WORLD

NEWS RELEASE

For Immediate Release
February 27, 2002 – Calgary, Alberta

Liquidation World Announces Regulatory Approval of a Normal Course Issuer Bid

Liquidation World Inc. (LQW – TSE; LIQWF – Nasdaq) announces approval by the Toronto Stock Exchange to purchase, up to 427,000 of its common shares by way of a normal course issuer bid made through the facilities of the Toronto Stock Exchange. The 427,000 shares represent approximately 5% of Liquidation World's 8,556,756 currently issued and outstanding common shares. The bid will commence March 1, 2002 and will terminate within 12 months. All shares purchased pursuant to the bid will be cancelled.

Liquidation World believes that its common shares are undervalued at current market prices, based on Liquidation World's current earnings and future prospects, and that the repurchase of common shares at current market prices is an appropriate use of corporate funds and should benefit shareholders. Liquidation World has not purchased any of its common shares in the preceding 12 months.

Liquidation World is a liquidator of consumer merchandise through 93 outlets across North America. The Company conducts weekly auctions of a diverse range of merchandise and equipment in the Calgary and Edmonton, Alberta markets and through on-site auctions across North America. Liquidation World solves inventory problems, in a professional manner, for banks, receivers, insurance companies, manufacturers and other organizations, and is committed to providing its customers with outstanding value over a broad range of merchandise. Liquidation World opened its first outlet in 1986 and is now the largest liquidator in Canada, with more than 1,600 employees in outlets across Canada and the U.S.

For more information, please contact:
Mr. Dale Gillespie, President & C.E.O.
Mr. Andrew Searby, C.A. Chief Financial Officer
E-mail: investorinfo@liquidationworld.com
Website: www.liquidationworld.com
Telephone: (403) 250 – 1222
Fax: (403) 291 - 1306

LIQUIDATION WORLD

News Release

For Immediate Release

February 12, 2002

Liquidation World Announces Q1 Results

Liquidation World Inc. (LQW – TSE; LIQWF – Nasdaq) announces results for the 13 weeks ended January 6, 2002. Sales remained consistent at $48,716,000 compared to $48,905,000 during the 13 weeks ended December 31, 2000. Net earnings decreased 31% to $1,565,000 ($0.18 per share) during the first quarter of fiscal 2002 compared to $2,284,000 ($0.27 per share) during the first quarter of fiscal 2001. During the quarter, free cash flow increased 40% to $9,097,000 from $6,506,000 during the corresponding period in fiscal 2001.

Liquidation World identified deflationary pressures early in 2001 that resulted from retailers reducing prices to maintain sales levels. The Company experienced the competitive pressures from these retailers that resorted to deep discounting to move merchandise through the critical Christmas season. Also during this period, the Company actively sought to reduce inventory levels and increase its cash position to take advantage of the opportunities that are arising from current economic conditions. The result is that although gross margins and, accordingly, net earnings were reduced, inventory was reduced and the Company's cash position, at $10 million, is the strongest ever. The Company will utilize this cash to make opportunistic inventory purchases. In addition, the Company continues to explore opportunities that complement its core business. The current cash position allows the Company to consider these opportunities while maintaining a strong balance sheet.

Liquidation World is also announcing its intention to purchase, subject to regulatory approval, up to 427,000 of its common shares by way of a normal course issuer bid made through the facilities of the Toronto Stock Exchange. The 427,000 shares represent approximately 5% of Liquidation World's issued and outstanding common shares.

Liquidation World believes that its common shares are undervalued at current market prices, based on Liquidation World's current earnings and future prospects, and that the repurchase of common shares at current market prices is an appropriate use of corporate funds and should benefit shareholders.

Liquidation World is a liquidator of consumer merchandise through 93 outlets across North America. The Company conducts weekly auctions of a diverse range of merchandise and equipment in the Calgary and Edmonton, Alberta markets and through on-site auctions across North America. Liquidation World solves inventory problems, in a professional manner, for banks, receivers, insurance companies, manufacturers and other organizations, and is committed to providing its customers with outstanding value over a broad range of merchandise.

Liquidation World opened its first outlet in 1986 and is now the largest liquidator in Canada, with more than 1,600 employees in outlets across Canada and the U.S.

For more information, please contact:
Mr. Dale Gillespie, President & C.E.O.
Mr. Andrew Searby, CA, Chief Financial Officer
E-mail: investorinfo@liquidationworld.com
Website: www.liquidationworld.com
Telephone: (403) 250-1222
Fax: (403) 291-1306

LIQUIDATION WORLD INC.

Consolidated Balance Sheets

As at January 6, 2002, December 31, 2000 and October 7, 2001
(In thousands of Canadian dollars)

	January 6 2002 (unaudited)	October 7 2001
Assets		
Current assets		
Cash and equivalents	$ 9,982	$ 502
Accounts receivable	1,124	1,225
Inventory	45,686	49,778
Prepaid expenses	1,389	1,374
	58,181	52,879
Capital assets	4,561	4,624
Investment in affiliate	504	482
	$ 63,246	$ 57,985
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 8,860	$ 4,721
Income taxes payable	83	909
	8,943	5,630
Shareholders' equity		
Share capital	15,848	15,465
Retained earnings	38,455	36,890
	54,303	52,355
	$ 63,246	$ 57,985

Consolidated Statements of Earnings and Retained Earnings

For the 13 weeks ended January 6, 2002 and December 31, 2000
(unaudited) (In thousands of Canadian dollars, except per share amounts)

	2002	2001
Sales	$ 48,716	$ 48,905
Cost of sales	30,080	29,378
	18,636	19,527
Expenses		
Selling and store operations	13,989	13,641
General and administrative	1,579	1,409
Depreciation and amortization	349	332
Interest	7	87
	15,924	15,469
Earnings before income taxes	2,712	4,058
Income taxes	1,147	1,774
Net earnings	1,565	2,284
Retained earnings, beginning of period	36,890	29,909
Retained earnings, end of period	$ 38,455	$ 32,193
Earnings per share		
Basic	$ 0.18	$ 0.27
Diluted	$ 0.18	$ 0.26

Consolidated Statements of Cash Flows

For the 13 weeks ended January 6, 2002 and December 31, 2000

(unaudited) (In thousands of Canadian dollars)

	2002	2001
Cash provided by (used in):		
Operations		
Net earnings	$ 1,565	$ 2,284
Add (deduct) non-cash items:		
Depreciation and amortization	349	332
Equity in income of affiliate	(22)	(20)
	1,892	2,596
Changes in non-cash operating working capital		
Accounts receivable	101	(295)
Inventory	4,092	(941)
Prepaid expenses	(15)	1,425
Accounts payable and accrued liabilities	4,139	3,362
Income taxes	(826)	683
	9,383	6,830
Investments		
Purchase of capital assets	(286)	(324)
	(286)	(324)
Financing		
Decrease in bank indebtedness	-	(3,435)
Proceeds on issuance of common shares	383	515
	383	(2,920)
Increase in cash	9,480	3,586
Cash and equivalents, beginning of period	502	177
Cash and equivalents, end of period	$ 9,982	$ 3,763

Symbol: TSE - "LQW" and NASDAQ - "LIQWF"
For the Month: February, 2002
Date: March 4, 2002

OUTSTANDING STOCK OPTION SUMMARY

Pursuant To Stock Option Plan

Opening Stock Option Balance, February, 2002	18,750
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance Stock Option Plan	18,750

Pursuant To 1996 Stock Option Plan

Opening Stock Option Balance, February, 2002 — 22,250

Options Granted:

Date	Name	Date of Grant	Price	Number	
February 1, 2002	Pierre Rainville	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Russ Armstrong	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Leanne Last	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Merv Barr	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Carol Ryan	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Bob Magnan	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Orest Smoliak	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Jon Billington	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Darrell Fladager	Feb. 1, '02	$8.800	4,000	
February 1, 2002	Larry Sceffee	Feb. 1, '02	$8.800	2,000	
February 1, 2002	Peter Chan	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Brad Wright	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Jane Ravvin	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Linda Gardner	Feb. 1, '02	$8.800	500	
February 1, 2002	Theresa Duke	Feb. 1, '02	$8.800	500	
February 1, 2002	R. Gordon Marantz	Feb. 1, '02	$8.800	5,000	
February 1, 2002	Wynn Stevenson	Feb. 1, '02	$8.800	5,000	
February 1, 2002	Cathy Skalicky	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Aida Westgarth	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Shawn Lowey	Feb. 1, '02	$8.800	1,000	
February 1, 2002	James Holden	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Terry Offord	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Don Osmack	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Troy Heath	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Dale McDougall	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Jerry Voeller	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Ed Vago	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Chad Richardson	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Rob Jacome	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Len Clayton	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Vaughan Smallwood	Feb. 1, '02	$8.800	1,000	
February 1, 2002	Herb Lukofsky	Feb. 1, '02	$8.800	5,000	
February 1, 2002	Ross Roberts	Feb. 1, '02	$8.800	10,000	
February 1, 2002	Hubert Marleau	Feb. 1, '02	$8.800	5,000	
				62,000	62,000

Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 1996 Stock Option Plan	84,250

Pursuant To 1997 Stock Option Plan

Opening Stock Option Balance, February, 2002		115,400

Options Granted:

Date	Name	Date of Grant	Price	Number	
February 1, 2002	Andrew Searby	Feb. 1, '02	$8.800	10,000	
February 1, 2002	Jonathan Hill	Feb. 1, '02	$8.800	10,000	
February 1, 2002	Robert A. Roberts	Feb. 1, '02	$8.800	12,000	
February 1, 2002	Darren Gillespie	Feb. 1, '02	$8.800	10,000	
February 1, 2002	Dianne Gillespie	Feb. 1, '02	$8.800	24,000	
February 1, 2002	Derrick Gillespie	Feb. 1, '02	$8.800	10,000	
February 1, 2002	Wayne Mantika	Feb. 1, '02	$8.800	10,000	
				86,000	86,000

Options Exercised: None	0
Options Cancelled: None	0
Closing Balance 1997 Stock Option Plan	201,400

Pursuant To 1998 Stock Option Plan

Opening Stock Option Balance, February, 2002	82,650
Options Granted: None	0
Options Exercised: None	0
Options Cancelled: None	0
Closing Balance 1998 Stock Option Plan	82,650

Pursuant To 1999 Stock Option Plan

Opening Stock Option Balance, February, 2002	127,780
Options Granted: None	0
Options Exercised: None	0
Options Cancelled: None	
Closing Balance 1999 Stock Option Plan	127,780

Pursuant To 2000 Stock Option Plan

Opening Stock Option Balance, February, 2002	129,100
Options Granted: None	0
Options Exercised: None	0
Options Cancelled: None	0
Closing Balance 2000 Stock Option Plan	129,100

SHARES RESERVED

Stock Option Plan Opening Reserve Balance	41,220
Stock Options Exercised	*0*
Closing Reserve Balance	41,220
1996 Stock Option Plan Opening Reserve Balance	94,594
Stock Options Exercised	*0*
Closing Reserve Balance	94,594
1997 Stock Option Plan Opening Reserve Balance	219,000
Stock Options Exercised	*0*
Closing issued Capital Balance	219,000
1998 Stock Option Plan Opening Reserve Balance	150,000
Stock Options Exercised	0
Closing issued Capital Balance	150,000
1999 Stock Option Plan Opening Reserve Balance	129,880
Stock Options Exercised	0
Closing issued Capital Balance	129,880
2000 Stock Option Plan Opening Reserve Balance	149,850
Stock Options Exercised	0
Closing issued Capital Balance	149,850

ISSUED CAPITAL SUMMARY

Opening Issued Capital Balance, October, 2001	8,556,836
Stock Options Exercised	0
Closing Issued Capital Balance	8,556,836

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereinto duly authorized.

Liquidation World Inc.
(Registrant)

Date March 4, 2002

By

Andrew Searby, C.A.
Chief Financial Officer